April 18, 2025

Peter Nielsen
Chief Executive Officer
Bio-Path Holdings, Inc.
4710 Bellaire Boulevard, Suite 210
Bellaire, TX 77401

        Re: Bio-Path Holdings, Inc.
            Offering Statement on Form 1-A
            Filed April 11, 2025
            File No. 024-12601
Dear Peter Nielsen:

       This is to advise you that we do not intend to review your offering statement.

        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A,
Rule 257 of Regulation A requires you to file periodic and current reports, including a Form
1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

       Please contact Tim Buchmiller at 202-551-3635 with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Life
Sciences
cc:   William R. Rohrlich, Esq.